Filed pursuant to Rule 424(b)(2)
Registration No. 333-166446

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	14,720,000	$26.75	$393,760,000	$53,708.87

(1)	Includes 1,920,000 shares of common stock that may be purchased by the underwriters pursuant to their 30 day option to purchase additional shares.
(2)	Calculated in accordance with Rule 456(b) and 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 30, 2010)

12,800,000 Shares

Spectra Energy Corp

Common Stock

We are offering 12,800,000 shares of common stock to be sold in this offering. Our common stock is traded on the New York Stock Exchange under the symbol “SE.” On December 11, 2012, the last sale price of our common stock as reported on the New York Stock Exchange was $27.27 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

	Per Share	Total
Public offering price	$26.75	$342,400,000
Underwriting discount	$.8025	$10,272,000
Proceeds, before expenses, to us	$25.9475	$332,128,000

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,920,000 common shares at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about December 17, 2012.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays	UBS Investment Bank

Co-Managers

Citigroup	J.P. Morgan

The date of this prospectus supplement is December 11, 2012.

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. In the event that the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates

NOTICE TO PROSPECTIVE INVESTORS IN THE DUBAI INTERNATIONAL FINANCIAL CENTRE: Please read “Underwriting” in this prospectus supplement for important information.

S-i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “potential,” “forecast,” and other similar expressions. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to, those factors set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-9, and the other information contained in our publicly available filings with the Securities and Exchange Commission (the “SEC”) including the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC and is incorporated by reference into this prospectus supplement, as well as the following:

•

state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the natural gas and oil industries;

•	outcomes of litigation and regulatory investigations, proceedings or inquiries;

•	weather and other natural phenomena, including the economic, operational and other effects of hurricanes and storms;

•	the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

•

general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for natural gas and oil and related services;

•	potential effects arising from terrorist attacks and any consequential or other hostilities;

•	changes in environmental, safety and other laws and regulations;

•	the development of alternative energy resources;

•

results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions;

•	increases in the cost of goods and services required to complete capital projects;

•	declines in the market prices of equity securities and resulting funding requirements for defined benefit pension plans;

•

growth in opportunities, including the timing and success of efforts to develop U.S. and Canadian pipeline, storage, gathering, processing and other infrastructure projects and the effects of competition;

S-ii

•	the performance of natural gas and oil transmission and storage, distribution, and gathering and processing facilities;

•	the extent of success in connecting natural gas and oil supplies to gathering, processing and transmission systems and in connecting to expanding gas and oil markets;

•	the effects of accounting pronouncements issued periodically by accounting standard-setting bodies;

•	conditions of the capital markets during the periods covered by the forward-looking statements; and

•

the ability to successfully complete merger, acquisition or divestiture plans, including the acquisition of the Express-Platte Pipeline System described in this prospectus supplement; regulatory or other limitations imposed as a result of a merger, acquisition or divestiture; and the success of the business following a merger, acquisition or divestiture.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer you for a more complete understanding of this offering and our business. You should also read “Risk Factors” beginning on page S-9 of this prospectus supplement and the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC and is incorporated by reference into this prospectus supplement, for more information about important risks that you should consider before making a decision to purchase any shares of common stock in this offering. The information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares, unless otherwise indicated. References to “Spectra Energy,” “us,” “we,” “our,” and like terms refer to Spectra Energy Corp together with its subsidiaries and unconsolidated affiliates.

Spectra Energy Corp

We, through our subsidiaries and equity affiliates, own and operate a large and diversified portfolio of complementary natural gas-related energy assets and are one of North America’s leading natural gas infrastructure companies. For over a century, we and our predecessor companies have developed critically important pipelines and related energy infrastructure connecting natural gas supply sources to premium markets. We currently operate in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. Headquartered in Houston, Texas, we provide transportation and storage of natural gas to customers in various regions of the northeastern and southeastern United States, the Maritime Provinces in Canada and the Pacific Northwest in the United States and Canada, and in the province of Ontario, Canada. We also provide natural gas sales and distribution service to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. We also have a 50% ownership interest in DCP Midstream, LLC (“DCP Midstream”), one of the largest natural gas gatherers and processors in the United States, based in Denver, Colorado. Our business includes a 61% equity interest in Spectra Energy Partners, LP (“Spectra Energy Partners”), a natural gas infrastructure master limited partnership. Spectra Energy Partners is a separate, publicly traded entity which trades on the New York Stock Exchange under the symbol “SEP.”

Our natural gas pipeline systems consist of more than 19,000 miles of transmission pipelines. For 2011, our proportional throughput for our pipelines totaled 4,329 trillion British thermal units (“TBtu”), compared to 4,248 TBtu in 2010 and 3,987 TBtu in 2009. These amounts include throughput on 100%-owned U.S. and Canadian pipelines and our proportional share of throughput on pipelines that are not 100%-owned. Our storage facilities provide approximately 305 billion cubic feet (“Bcf”) of storage capacity in the United States and Canada.

Business Strategy

Our focus is on leading the natural gas infrastructure industry in terms of safe and reliable operations, customer responsiveness and profitability. Through our network of people and assets, we strive to increase our size, financial flexibility and services to meet the changing needs of our customers. Our primary business objective is to create superior and sustainable value for our investors, customers, employees and communities by providing natural gas gathering, processing, transmission, storage and distribution services.

Our Businesses

We currently manage our business in four reportable segments: U.S. Transmission, Distribution, Western Canada Transmission & Processing, and Field Services. The remainder of our business operations is presented as “Other,” and consists of unallocated corporate costs, wholly owned captive insurance subsidiaries, employee benefit plan assets and liabilities, and other miscellaneous activities. The following sections describe the operations of each of our businesses.

U.S. Transmission

Our U.S. Transmission business provides transportation and storage of natural gas for customers in various regions of the northeastern and southeastern United States and the Maritime Provinces in Canada. Our U.S. pipeline systems consist of more than 14,600 miles of transmission pipelines with eight primary transmission systems: Texas Eastern Transmission, LP (“Texas Eastern”), Algonquin Gas Transmission, LLC, East Tennessee Natural Gas, LLC, Maritimes & Northeast Pipeline, L.L.C. and Maritimes & Northeast Pipeline Limited Partnership, Ozark Gas Transmission, L.L.C., Big Sandy Pipeline, LLC, Gulfstream Natural Gas System, LLC and Southeast Supply Header, LLC. The pipeline systems in our U.S. Transmission business receive natural gas from major North American producing regions for delivery to their respective markets. A majority of contracted transportation volumes are under long-term firm service agreements. Interruptible services are provided on a short-term or seasonal basis.

U.S. Transmission provides storage services through Saltville Gas Storage Company L.L.C., Market Hub Partners Holding’s Moss Bluff and Egan storage facilities, Steckman Ridge, LP, Bobcat Gas Storage and Texas Eastern’s facilities. Gathering services are provided through Ozark Gas Gathering, L.L.C. In the course of providing transportation services, U.S. Transmission also processes natural gas on its Texas Eastern system.

U.S. Transmission’s proportional throughput for its pipelines totaled 2,770 TBtu in 2011, compared to 2,708 TBtu in 2010 and 2,574 TBtu in 2009. This includes throughput on wholly owned pipelines and our proportional share of throughput on pipelines that are not wholly owned. Demand on the pipeline and storage systems is seasonal, with the highest throughput occurring during colder periods in the first and fourth calendar quarters, and storage injections occurring primarily during the summer periods. Actual throughput and storage injections/withdrawals do not have a significant impact on revenues or earnings.

Distribution

We provide distribution services in Canada through our subsidiary, Union Gas Limited (“Union Gas”). Union Gas is a major Canadian natural gas storage, transmission and distribution company based in Ontario with over 100 years of experience and service to customers. The distribution business serves approximately 1.4 million residential, commercial and industrial customers in more than 400 communities across northern, southwestern and eastern Ontario. Union Gas’ growing storage and transmission business offers storage and transportation services to customers at the Dawn Hub, the largest underground storage facility in Canada and one of the largest in North America. It offers customers an important link in the movement of natural gas from Western Canada and U.S. supply basins to markets in central Canada and the northeast United States. Dawn Hub is critical in providing service to the high winter seasonal demand of Eastern Canada and electric generation in the summer.

Union Gas’ distribution system consists of approximately 39,000 miles of main and service pipelines. Distribution pipelines carry or control the supply of natural gas from the point of local supply to customers. Union Gas’ underground natural gas storage facilities have a working capacity of approximately 160 Bcf in underground facilities located in depleted gas fields. Its transmission system consists of approximately 3,000 miles of high-pressure pipeline and six mainline compressor stations.

Western Canada Transmission & Processing

Our Western Canada Transmission & Processing business is comprised of the BC Pipeline and BC Field Services operations, and the Natural Gas Liquids (“NGL”) Marketing and Canadian Midstream operations.

BC Pipeline and BC Field Services provide fee-based natural gas transportation and gas gathering and processing services. BC Pipeline is regulated by the National Energy Board (“NEB”) under full cost-of-service regulation and transports processed natural gas from facilities primarily in northeast British Columbia (“BC”) to markets in BC, Alberta and the U.S. Pacific Northwest. BC Pipeline has approximately 1,725 miles of transmission pipeline in BC and Alberta, as well as mainline compressor stations. Throughput for the BC Pipeline totaled 713 TBtu in 2011, compared to 627 TBtu in 2010 and 604 TBtu in 2009.

The BC Field Services business consists of raw gas gathering pipelines and gas processing facilities, primarily in northeast BC. These facilities provide services to natural gas producers to remove impurities from the raw gas stream including water, carbon dioxide, hydrogen sulfide and other substances. Where required, these facilities also remove various NGLs for subsequent sale by the producers. NGLs are liquid hydrocarbons extracted during the processing of natural gas. Principal commercial NGLs include butanes, propane, natural gasoline and ethane. The BC Field Services business includes five gas processing plants located in BC, field compressor stations and approximately 1,550 miles of gathering pipelines.

The Canadian Midstream business provides similar gas gathering and processing services in BC and Alberta and consists of 11 natural gas processing plants and approximately 650 miles of gathering pipelines.

The Empress NGL business provides NGL extraction, fractionation, transportation, storage and marketing services to western Canadian producers and NGL customers throughout Canada and the northern tier of the United States. Assets include a majority ownership interest in an NGL extraction plant, an integrated NGL fractionation facility, an NGL transmission pipeline, seven terminals where NGLs are loaded for shipping or transferred into product sales pipelines, NGL storage facilities and an NGL marketing business. The Empress extraction and fractionation plant is located in Empress, Alberta.

Field Services

Field Services consists of our 50% investment in DCP Midstream, which is accounted for as an equity investment. DCP Midstream gathers, processes, treats, compresses, transports and stores natural gas. In addition, DCP also fractionates, transports, gathers, treats, processes, stores, markets and trades NGLs. Phillips 66 owns the remaining 50% interest in DCP Midstream.

DCP Midstream’s gathering systems include connections to several interstate and intrastate natural gas and NGL pipeline systems, one natural gas storage facility and one NGL storage facility. DCP Midstream gathers raw natural gas through gathering systems located in nine major natural gas producing regions: Mid-Continent, Rocky Mountain, East Texas-North Louisiana, Barnett Shale, Gulf Coast, South Texas, Central Texas, Antrim Shale and Permian Basin. DCP Midstream owns or operates approximately 63,000 miles of gathering and transmission pipeline, 62 natural gas processing plants, and 12 fractionators. In addition, DCP Midstream operates a propane wholesale marketing business in the northeastern United States.

Our Principal Executive Offices

Our corporate headquarters are located at 5400 Westheimer Court, Houston, Texas 77056. We were incorporated in 2006 and are a Delaware corporation. Our telephone number is (713) 627-5400.

Recent Developments

Proposed Acquisition of the Express-Platte Pipeline System

Transaction Overview

On December 10, 2012, we entered into a Securities Purchase Agreement to acquire a 100 percent interest in the companies and other entities that comprise the Express-Platte Pipeline System. The Express-Platte Pipeline System is a 1,717 mile oil transportation network that connects Canadian and United States crude oil producers to refineries in the Rocky Mountain and Midwest regions of the United States. The Express-Platte Pipeline System consists of two crude oil pipelines: Express Pipeline and Platte Pipeline. The Express Pipeline has been in operation since 1997 and transports crude oil from Hardisty, Alberta, Canada, to Casper, Wyoming. The Platte Pipeline has been in operation since 1952 and transports crude oil from Casper, Wyoming to Wood River, Illinois. The purchase price is approximately $1.25 billion in cash, subject to certain purchase price adjustments (the “Purchase Price”). In addition, the acquisition will include the assumption of approximately $240 million of existing indebtedness of the Express-Platte Pipeline System. We expect to fund the Purchase Price with a mix of debt and equity financing, including the proceeds of this offering and the remainder with debt. The acquisition is not subject to a financing condition. We currently expect to consummate the acquisition in the first half of 2013. Since the completion of the acquisition of the Express-Platte Pipeline System is subject to various conditions, however, it is not certain that we will acquire the Express-Platte Pipeline System within the expected timeframe or at all. Failure to complete the acquisition of the Express-Platte Pipeline System could adversely affect our earnings per share and our ability to execute on our growth strategy and would affect the use of proceeds from this offering. If you decide to purchase our common stock in this offering, you should be willing to do so regardless of whether we complete the acquisition of the Express-Platte Pipeline System. See “Risk Factors—Risks Related to the Proposed Acquisition of the Express-Platte Pipeline System” and “Use of Proceeds.”

Strategic Rationale

The acquisition of the Express-Platte Pipeline System would add scale and diversity to our existing natural gas and NGL footprint in growing production regions (Bakken, Niobrara and Canadian Oil Sands). It also would provide a new growth platform that would enable additional investment into related infrastructure (refined products pipelines, oil/refined products storage tanks and terminals). It is consistent with our stated desire to move into infrastructure in lines of business adjacent to our existing operations, which are currently focused on natural gas.

Ontario Energy Board Decision

On November 27, 2012, Spectra Energy announced that its subsidiary, Union Gas, had received a decision from the Ontario Energy Board that certain revenues realized from the optimization of upstream transportation contracts must be reclassified as gas supply costs, with 90% of those revenues refunded to customers. This decision will result in a charge of approximately $30 million to Spectra Energy’s earnings before interest and taxes in the fourth quarter of 2012, related to 2011 and 2012.

New Jersey—New York Project

The New Jersey—New York project is designed to extend our reach farther into New Jersey and into the New York City market for the first time in several decades. The project is expected to provide 800 MMcf/d of new capacity and involves the construction of 15.9 miles of new 30-inch pipeline extending from Staten Island to Manhattan, replacement of five miles of pipeline with 42-inch pipe, three compressor station reversals and other upgrades. The capital cost of the project is expected to be approximately $1.2 billion. We received approval from the Federal Energy Regulatory Commission (“FERC”) in May 2012. Construction of the project is ongoing and we expect to place the project into service in November 2013. Various parties filed requests for rehearing and stay of the May 2012 FERC order approving construction and operation of the project, however the FERC issued an order on October 18, 2012 denying requests for rehearing, reconsideration, stay and late intervention, effectively exhausting the administrative remedies available to the parties. Parties who sought rehearing have 60 days in which to file an appeal. On December 6, 2012, a group called “No Gas Pipeline” provided notice to FERC that it had filed a petition for review with the Court of the Appeals for the District of Columbia Circuit. It is possible that other parties who sought rehearing could file an appeal of the order with one of the federal courts of appeals.

The Offering

Common stock offered	12,800,000 shares (14,720,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Shares outstanding after this offering	666,000,000 shares (1)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $332 million (or approximately $382 million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting the underwriting discount and other estimated offering expenses payable by us. We expect to use the net proceeds of this offering to fund acquisitions, capital expenditures and for other general corporate purposes, which may include funding a portion of the purchase price for the Express-Platte Pipeline System. Pending the use of proceeds for such purposes, we expect to use the net proceeds to repay commercial paper as it matures or invest them temporarily in short-term marketable securities. See “Use of Proceeds” in this prospectus supplement.

Risk factors	Please read “Risk Factors” on page S-9 and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	SE

Transfer Agent	Broadridge Corporate Issuer Solutions, Inc.

(1)	The number of shares outstanding after the offering is based on approximately 653,200,000 shares outstanding as of December 7, 2012 and excludes (a) 1,920,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares and (b) approximately 44,100,000 shares of common stock reserved for issuance under our stock compensation plans.

Summarized Historical Financial Data

The following tables set forth summarized historical financial data as of the dates and for the periods indicated. The financial data as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC and is incorporated by reference into this prospectus supplement. The financial data as of September 30, 2012 and for each of the nine months ended September 30, 2012 and 2011 have been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended on September 30, 2012, which has been filed with the SEC and is incorporated by reference into this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments (including normal recurring accruals) necessary for a fair presentation of such data. The results for the interim periods are not necessarily indicative of results for a full year. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009
	(in millions)
Operating Revenues
Transportation, storage and processing of natural gas	$2,406	$2,342	$3,139	$2,870	$2,565
Distribution of natural gas	925	1,086	1,481	1,450	1,451
Sales of natural gas liquids	279	384	564	459	389
Other	118	111	167	166	147

Total operating revenues	3,728	3,923	5,351	4,945	4,552

Operating Expenses
Natural gas and petroleum products purchased	704	795	1,142	1,056	1,098
Operating, maintenance and other	1,003	1,034	1,415	1,278	1,144
Depreciation and amortization	557	534	709	650	584
Property and other taxes	252	247	330	297	262

Total operating expenses	2,516	2,610	3,596	3,281	3,088

Gains on Sales of Other Assets and Other, net	2	7	8	10	11

Operating Income	1,214	1,320	1,763	1,674	1,475

Other Income and Expenses
Equity in earnings of unconsolidated affiliates	297	428	549	430	369
Other income and expenses, net	53	42	57	32	37

Total other income and expenses	350	470	606	462	406

Interest Expense	471	471	625	630	610

Earnings From Continuing Operations Before Income Taxes	1,093	1,319	1,744	1,506	1,271
Income Tax Expense From Continuing Operations	289	372	487	383	352

Income From Continuing Operations	804	947	1,257	1,123	919
Income From Discontinued Operations, net of tax	2	23	25	6	5

Net Income	806	970	1,282	1,129	924
Net Income—Noncontrolling Interests	79	75	98	80	75

Net Income—Controlling Interests	$727	$895	$1,184	$1,049	$849

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009
	(in millions, except per share amounts)
Common Stock Data
Weighted-average shares outstanding
Basic	653	650	650	648	642
Diluted	655	652	653	650	643
Earnings per share—total
Basic	$1.11	$1.38	$1.82	$1.62	$1.32
Diluted	$1.11	$1.37	$1.81	$1.61	$1.32

	September 30, 2012	December 31,
		2011	2010
	(in millions)
Total Assets	$29,582	$28,138	$26,686
Total Debt	12,490	11,723	11,320
Equity—Noncontrolling Interests	828	831	678
Equity—Controlling Interests	8,590	8,065	7,809

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009
	(in millions)
Net Cash Provided by Operating Activities	$1,454	$1,687	$2,186	$1,408	$1,760
Net Cash Provided by (Used In) Investing Activities	(1,450)	(1,546)	(2,098)	(2,101)	(1,021)
Net Cash Provided by (Used In) Financing Activities	(35)	(188)	(35)	656	(803)

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below and in the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC and is incorporated by reference into this prospectus supplement, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including filings made with the SEC subsequent to the date of this prospectus supplement, before making an investment decision. If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, the value of our common stock could decline, and you could lose part or all of your investment.

Risks Related to the Proposed Acquisition of the Express-Platte Pipeline System

We may not complete the acquisition of the Express-Platte Pipeline System within the time frame we anticipate or at all, which could have a negative effect on our business or our results of operations.

On December 10, 2012, we signed a definitive agreement under which we will acquire all of the outstanding shares of the companies and other entities that own the Express-Platte Pipeline System. The transaction is subject to a number of closing conditions, such as antitrust and other regulatory approvals, which may not be received or may take longer than expected. The transaction is not subject to a financing condition. The transaction is also subject to other risks and uncertainties, such as the possibility that either we or the sellers could exercise our respective termination rights under the agreement. Additionally, we expect to finance approximately $900 million of the purchase price with proceeds from debt financing. The debt financing may not be consummated or the amounts received under the debt financing may be less than expected. If the transaction is not consummated within the expected time frame or at all, it could adversely affect our earnings per share and our ability to execute on our growth strategy. If you decide to purchase our common stock in this offering, you should be willing to do so regardless of whether we complete the acquisition of the Express-Platte Pipeline System.

If we successfully acquire the Express-Platte Pipeline System, the acquired business may underperform relative to our expectations.

In the event that the acquisition of the Express-Platte Pipeline System is consummated, the acquired business may underperform, causing our financial results to differ from our own or the investment community’s expectations. In addition, we may not be able to achieve anticipated cost savings or other synergies or realize growth opportunities. The Express-Platte Pipeline System’s rates and terms and conditions of service are regulated by FERC, the NEB and the Wyoming Public Service Commission. Actions taken by these regulatory agencies may limit or decrease the revenues the Express-Platte Pipeline System collects for providing transportation service, and may cause the Express-Platte Pipeline System to be unable to recover its cost of providing such service. In addition, it is possible that the Express-Platte Pipeline System may be adversely affected by economic, business and/or competitive factors before or after closing of the acquisition of the Express-Platte Pipeline System.

Our increased debt obligations as a result of the acquisition of the Express-Platte Pipeline System could have negative consequences.

We expect to finance approximately $900 million of the purchase price of the Express-Platte Pipeline System with proceeds from debt financing. After giving effect to the anticipated debt financing, as of September 30, 2012, our as adjusted long-term debt, including current maturities, would have been $12,073 million. Our increased debt obligations as a result of the debt financing could have negative consequences, including:

•	making us more vulnerable to general adverse economic and industry conditions;

•

requiring us to dedicate increased cash flow from operations to the payment of principal and interest on our debt, thereby reducing the funds we have available for other purposes, such as acquisitions, stock repurchases and dividends;

•	reducing our ability to execute on our strategy and reducing our flexibility in planning for or reacting to changes in our business and market conditions; and

•	limiting our access to capital markets such that additional capital may not be available or may only be available on unfavorable terms.

We may not realize the expected benefits of the acquisition of the Express-Platte Pipeline System because of integration difficulties and other challenges.

The success of the acquisition of the Express-Platte Pipeline System will in part depend on our ability to integrate the Express-Platte Pipeline System with our existing businesses. The integration process may be complex, costly and time-consuming. The potential difficulties of integrating the operations of the Express-Platte Pipeline System include, among others:

•	implementing our business plan for the combined business;

•	changes in applicable laws and regulations or conditions imposed by regulators;

•	retaining key employees;

•	operating risks inherent in the Express-Platte Pipeline System’s business and our business;

•	realizing revenue and expense targets; and

•	unanticipated issues, costs, obligations and liabilities.

In addition, we expect to continue to incur significant costs in connection with the acquisition of the Express-Platte Pipeline System and the related integration of the Express-Platte Pipeline System business. The costs, obligations and liabilities actually incurred by us in connection with the acquisition of the Express-Platte Pipeline Pipeline System and subsequent integration process may exceed those anticipated by us.

Additionally, the acquisition of the Express-Platte Pipeline System may divert our or the Express-Platte Pipeline System’s management’s attention from other business concerns, which could have a negative effect on either our or the Express-Platte Pipeline System’s business, results of operations and financial condition.

We have not identified any specific use of the net proceeds of this offering in the event that the acquisition of the Express-Platte Pipeline System is not consummated or the Securities Purchase Agreement is terminated.

This offering of common stock is not conditioned upon the completion of the acquisition of the Express-Platte Pipeline System. Consummation of the acquisition of the Express-Platte Pipeline System is subject to a number of conditions, and, if the acquisition of the Express-Platte Pipeline System is not consummated or the Securities Purchase Agreement is terminated for any reason, our board of directors and management will have broad discretion in the application of the net proceeds from this offering. We have not identified a specific use for any such net proceeds if the acquisition of the Express-Platte Pipeline System is not consummated or the Securities Purchase Agreement is terminated. If the acquisition of the Express-Platte Pipeline System is not consummated or the Securities Purchase Agreement is terminated for any reason, we intend to use the net proceeds of this offering to fund acquisitions, capital expenditures and for other general corporate purposes. The failure of our management to use such net proceeds effectively could have a material adverse effect on our business and results of operations, including our earnings per share.

Additionally, we can provide no assurances that we will be able to raise the necessary debt financing to fund a portion of the consideration of the acquisition of the Express-Platte Pipeline System.

In connection with the acquisition of the Express-Platte Pipeline System, we will be engaging in a new line of business. We cannot assure you that our expansion into this line of business will succeed.

Following consummation of the acquisition of the Express-Platte Pipeline System, we will operate a crude oil pipeline system, which is a new line of business from our existing operations focused on natural gas. Operating in a new line of business is complex, involving assets and operations with respect to which we have limited operating experience. Operating a crude oil pipeline system requires different operating strategies and different managerial expertise than our current operations, and a crude oil pipeline system is subject to additional or different regulations. Failure to timely and successfully develop this new line of business in conjunction with our existing operations may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

The price of our common stock may be volatile, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

The market price of our common stock could be subject to significant fluctuations and may decline below the offering price. This may make it difficult for you to resell the common stock when you want or at prices you find attractive. Among the factors that could affect the price of our common stock are:

•	our operating and financial performance and prospects;

•	variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors;

•	fluctuations in commodity prices;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

During recent years, stock markets have experienced extreme volatility that has at times been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance.

Future sales or issuances of common stock may dilute the ownership interest of existing stockholders. Such dilution may adversely affect the trading price of our common stock.

We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to acquire assets or companies, to increase our capital, to adjust our ratio of debt to equity, or in connection with our incentive and stock option plans. Any issuance of equity securities after this offering could dilute the interests of our existing stockholders and could substantially affect the trading price of our common stock.

We may issue preferred stock with rights senior to our common stock.

Our certificate of incorporation authorizes the issuance of shares of preferred stock without stockholder approval. The shares may have dividend, voting, liquidation and other rights and preferences that are senior to the rights of our common stock. In addition, such shares of preferred stock may be convertible into shares of our common stock. Conversion of shares of our preferred stock into shares of our common stock may dilute the value of our common stock, which may adversely affect the value of your shares of common stock. The rights and preferences of any class or series of preferred stock issued by us would be established by our board of directors in its sole discretion.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our board of directors or management that a stockholder might consider favorable. These provisions will apply even if the change may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” beginning on page 6 of the accompanying prospectus for a description of these provisions.

USE OF PROCEEDS

We will receive aggregate net proceeds of approximately $332 million from our sale of 12,800,000 shares of our common stock in this offering at the public offering price of $26.75 per share, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we will receive additional aggregate net proceeds of approximately $50 million, after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the net proceeds of this offering to fund acquisitions, capital expenditures and for other general corporate purposes, which may include funding a portion of the $1.25 billion purchase price for the acquisition of the Express-Platte Pipeline System. Pending the use of proceeds for such purposes, we expect to use the net proceeds to repay commercial paper as it matures or invest them temporarily in short-term marketable securities. Borrowings from the commercial paper and other short-term borrowings we intend to repay were used primarily for capital expenditures. The weighted average interest rate and maturity of such commercial paper and other short-term borrowings as of December 10, 2012 was 0.46% and 11 days, respectively.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of September 30, 2012:

•	on a historical basis; and

•

on an as adjusted basis to reflect (i) the consummation of the sale of 12,800,000 shares of our common stock in this offering at the public offering price of $26.75 per share, after deducting the underwriting discount and estimated offering expenses, and (ii) proceeds of approximately $332 million from this offering used to initially pay down outstanding commercial paper. The as adjusted basis does not reflect (i) any debt financing incurred to fund a portion of the purchase price of the acquisition of the Express-Platte Pipeline System or (ii) the assumption, upon closing the acquisition, of approximately $240 million of debt of the companies and entities that own the Express-Platte Pipeline System.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference into this prospectus supplement. Principal amounts for subsidiary long-term debt issued in Canadian dollars have been converted to U.S. dollar equivalents using the exchange rate in effect at September 30, 2012.

	As of September 30, 2012,
	Historical	As Adjusted
	(in millions, except per share amounts)
Cash and cash equivalents	$146	$146

Long-term debt, including current maturities	$11,173	$11,173
Commercial paper	1,317	985

Total debt	12,490	12,158

Stockholders’ equity
Preferred stock, $0.001 par, 22 million shares authorized, no shares outstanding	—	—
Common stock, $0.001 par, 1 billion shares authorized, 653 million and 666 million shares outstanding actual and as adjusted, respectively	1	1
Additional paid-in capital	4,844	5,176
Retained earnings	2,152	2,152
Accumulated other comprehensive income	1,593	1,593

Total Controlling Interests	8,590	8,922
Noncontrolling Interests	828	828

Total stockholders’ equity	9,418	9,750

Total capitalization	$21,908	$21,908

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the New York Stock Exchange under the symbol “SE.” The following table sets forth the range of high and low sales prices per share of our common stock, as reported by the New York Stock Exchange, in respect of the periods indicated.

	High	Low
Fiscal year ending December 31, 2012:
Fourth Quarter (through December 11, 2012)	$30.22	$26.56
Third Quarter	31.00	28.02
Second Quarter	31.79	27.36
First Quarter	32.27	30.17

Fiscal year ended December 31, 2011:
Fourth Quarter	$31.33	$23.17
Third Quarter	28.00	22.80
Second Quarter	29.24	26.17
First Quarter	27.50	24.44

Fiscal year ended December 31, 2010:
Fourth Quarter	$25.45	$22.37
Third Quarter	22.81	19.67
Second Quarter	23.85	18.57
First Quarter	23.06	20.30

On December 11, 2012, the last sale price of our common stock as reported by the New York Stock Exchange was $27.27 per share. On December 7, 2012, there were approximately 128,000 holders of record. We believe we have approximately 472,000 beneficial owners of our common stock as of March 5, 2012.

DIVIDEND POLICY

The following table sets forth the amount of dividends per share declared on our common stock during the three years ended December 31, 2012:

	2012		2011	2010
Fourth Quarter	$0.305	(1)	$0.28	$0.25
Third Quarter	0.28		0.26	0.25
Second Quarter	0.28		0.26	0.25
First Quarter	0.28		0.26	0.25

(1)	On October 31, 2012, we declared a quarterly cash dividend on our common stock of $0.305 per share. The dividend was paid on December 10, 2012 to stockholders of record at the close of business on November 12, 2012.

Our near-term objective is to increase our dividend by at least $0.08 per year and to continue paying cash dividends in the future. In the long-term, we anticipate paying dividends at an average payout ratio level of between 60%-65% of our net income from controlling interests per share of common stock. The actual payout ratio, however, may vary from year to year depending on earnings levels. We expect to continue our policy of paying regular cash dividends. The declaration and payment of dividends are subject to the sole discretion of our Board of Directors and will depend upon many factors, including the financial condition, earnings and capital requirements of our operating subsidiaries, covenants associated with certain debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board of Directors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. Holder” generally means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. Holder in light of that non-U.S. Holder’s individual circumstances, nor does it address any aspect of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment;

•	persons that own or are deemed to own, actually or constructively, more than 5% of our common stock for U.S. federal income tax purposes; and

•	certain U.S. expatriates.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. Holder with respect to its shares of our common stock that constitute a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. Holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. Holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. Holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. Holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. Holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. Holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. Holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. Holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. Holder);

•	the non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. Holder’s holding period of our common stock. We have not determined whether we are or have been a USRPHC for U.S. federal income tax purposes. If we are or become a USRPHC at a relevant time, a non-U.S. Holder who at no time actually or constructively owned more than 5% of the common stock generally would not be subject to U.S. federal income tax on the disposition of the common stock, provided that the common stock was regularly traded on an established securities market within the meaning of the applicable regulations.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. Holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. Holder who is subject to U.S. federal income tax because the non-U.S. Holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to them, including if we are or become a USRPHC.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service, and to each non-U.S. Holder, the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S Holder resides or is established.

A non-U.S. Holder will generally be subject to backup withholding for dividends on our common stock paid to such holder, unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. Holder sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. Holder to the Internal Revenue Service and also backup withhold on that amount, unless such non-U.S. Holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person). Information reporting will also apply if a non-U.S. Holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. Holder is a non-U.S. person and certain other conditions are met, or such non-U.S. Holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder can be credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

Recent legislation and administrative guidance generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. These withholding requirements are expected to be phased in for dividend payments made on or after January 1, 2014, and for payments of gross proceeds of dispositions of U.S. common stock made on or after January 1, 2017. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,200,000
Barclays Capital Inc.	3,200,000
UBS Securities LLC	3,200,000
Citigroup Global Markets Inc.	1,600,000
J.P. Morgan Securities LLC	1,600,000

Total	12,800,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.48 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$26.75	$342,400,000	$393,760,000
Underwriting discount	$.8025	$10,272,000	$11,812,800
Proceeds, before expenses, to us	$25.9475	$332,128,000	$381,947,200

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 1,920,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors have agreed, subject to certain exceptions, not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for or exercisable for common stock, for 45 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “SE.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the

Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in Korea

This prospectus should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea (“Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The securities have not been registered with the Financial Services Commission of Korea (the “FSC”) in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the securities may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus supplement by reference from Spectra Energy Corp’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of Spectra Energy Corp and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of DCP Midstream, LLC, as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of common stock will be passed upon for us by Reginald D. Hedgebeth, General Counsel. Mr. Hedgebeth is our employee and owns shares of our common stock (including shares held under employee benefit plans) and holds options under our employee stock option plans. None of such shares or options were granted in connection with this offering. Certain legal matters with respect to the offering of the common stock will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C. Certain legal matters with respect to the issuance of common stock will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas. Certain attorneys of Skadden, Arps, Slate, Meagher & Flom LLP own shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (Commission File No. 001-33007). Such reports and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington, D.C. address. Please call the SEC at 1-800-SEC-0330 for further information. Our filings are also available to the public at the SEC’s website at http://www.sec.gov. In addition, documents filed by us can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. We maintain an Internet website at http://www.spectraenergy.com. On the Investor Relations page of that site, we provide access to our SEC filings free of charge as soon as reasonably practicable after filing with the SEC. The information on our Internet website is not incorporated into this prospectus supplement or the accompanying prospectus by reference and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Exchange Act):

•	Annual Report on Form 10-K for the year ended December 31, 2011 filed February 27, 2012;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 filed May 9, 2012, August 8, 2012 and November 8, 2012, respectively; and

•

Current reports on Form 8-K filed February 22, 2012, May 7, 2012, October 16, 2012 and December 11, 2012 (other than Item 7.01 and Exhibit 99.1, which are furnished and not incorporated herein by reference).

We will provide you without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement. You may request a copy by writing us at the following address or telephoning one of the following numbers:

c/o Investor Relations Department

Spectra Energy Corp

5400 Westheimer Court

Houston, Texas 77056

(713) 627-5400

PROSPECTUS

SPECTRA ENERGY CORP

The following are types of securities that we may offer, issue and sell from time to time, together or separately:

•	shares of our common stock;

•	shares of our preferred stock; and

•	warrants to purchase equity securities.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before making your investment decision.

We may offer and sell these securities through one or more underwriters, dealers and agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis.

To the extent that any selling securityholder resells any securities, the selling securityholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling securityholder and the terms of the securities being offered.

See “Risk Factors” beginning on page 5 regarding the risks associated with an investment in these securities.

The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. Our common stock is quoted on the New York Stock Exchange, or the NYSE, under the trading symbol “SE.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2010

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus as if we had authorized it. This prospectus and any applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. Nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is correct on any date after their respective dates, even though this prospectus or a supplement to this prospectus is delivered or securities are sold on a later date.

Unless otherwise stated or the context otherwise requires, references in this prospectus to “Spectra Energy” “we,” “our” or “us” refer to Spectra Energy Corp, and its direct and indirect subsidiaries.

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the applicable prospectus supplement include and incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words anticipate, believe, continue, could, estimate, expect, forecast, intend, may, plan, potential, project, will or other similar words. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, those factors set forth in the section entitled “Risk Factors” set forth in Item 1A in our Annual Report on Form 10-K filed on February 25, 2010 as well as the following:

•

state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the natural gas industries;

•	outcomes of litigation and regulatory investigations, proceedings or inquiries;

•	weather and other natural phenomena, including the economic, operational and other effects of hurricanes and storms;

•	the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

•	general economic conditions, which can affect the long-term demand for natural gas and related services;

•	potential effects arising from terrorist attacks and any consequential or other hostilities;

•	changes in environmental, safety and other laws and regulations;

•	results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general economic conditions;

•	increases in the cost of goods and services required to complete capital projects;

•	declines in the market prices of equity and debt securities and resulting funding requirements for defined benefit pension plans;

•

growth in opportunities, including the timing and success of efforts to develop U.S. and Canadian pipeline, storage, gathering, processing and other infrastructure projects and the effects of competition;

•	the performance of natural gas transmission and storage, distribution, and gathering and processing facilities;

•	the extent of success in connecting natural gas supplies to gathering, processing and transmission systems and in connecting to expanding gas markets;

•	the effects of accounting pronouncements issued periodically by accounting standard-setting bodies;

•	conditions of the capital markets during the periods covered by the forward-looking statements; and

•

the ability to successfully complete merger, acquisition or divestiture plans; regulatory or other limitations imposed as a result of a merger, acquisition or divestiture; and the success of the business following a merger, acquisition or divestiture.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of common stock, preferred stock and warrants, as described in this prospectus, in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

To the extent that this prospectus is used by any selling securityholder to resell any securities, information with respect to the selling securityholder and the terms of the securities being offered will be contained in a prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Spectra Energy Corp files annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s Public Reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. These SEC filings are also available to the public from commercial document retrieval services, over the Internet at the SEC’s website at http://www.sec.gov and under the heading “Publications and Filings” on our corporate website at www.spectraenergy.com.

We have filed a registration statement, of which this prospectus is a part, and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge at the SEC’s Public Reference Room or at the SEC’s website listed above, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus will automatically be deemed to update and supersede this information.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. These documents contain important business and financial information about us that is not included in or delivered with this prospectus.

Spectra Energy	Period
Annual Report on Form 10-K and Form 10-K/A	Year Ended December 31, 2009, filed on February 25, 2010 and March 11, 2010, respectively.
Current Reports on Form 8-K	Filed January 14, 2010.
Description of Capital Stock	Contained in the section entitled “Description of Capital Stock” in the Information Statement contained in Spectra Energy Corp’s Registration Statement on Form 10 (File No. 1-33007) initially filed on September 7, 2006, as amended by Amendment No. 1 on October 20, 2006, Amendment No. 2 on November 16, 2006 and Amendment No. 3 on December 6, 2006, and revised by Spectra Energy’s Current Report on Form 8-K (File No. 1-33007), dated December 14, 2006.

We also incorporate by reference any filings made by us with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of the offering (other than information furnished under Items 2.02 or 7.01 of any Form 8-K or Rule 406T of Regulation S-T, which is not deemed filed under the Exchange Act).

Some of the agreements incorporated by reference into this prospectus under the Exchange Act contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Shareholders can obtain any document incorporated by reference in this document from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge by requesting it in writing or by telephone from us at:

c/o Investor Relations Department

Spectra Energy Corp

5400 Westheimer Court

Houston, Texas 77056

(713) 627-5400

You may also obtain these documents from our website at www.spectraenergy.com or at the SEC’s Internet site www.sec.gov by clicking on the “Search for Company Filings” link, then clicking on the “Company & Other Filers” link, and then entering our name in the “name” field or “SE” in the ticker symbol field.

THE COMPANY

We, through our subsidiaries and equity affiliates, own and operate a large and diversified portfolio of complementary natural gas-related energy assets and are one of North America’s leading natural gas infrastructure companies. For close to a century, we and our predecessor companies have developed critically important pipelines and related energy infrastructure connecting natural gas supply sources to premium markets. We operate in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. Based in Houston, Texas, we provide transportation and storage of natural gas to customers in various regions of the northeastern and southeastern United States, the Maritime Provinces in Canada and the Pacific Northwest in the United States and Canada and in the province of Ontario, Canada. We also provide natural gas sales and distribution service to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. We also have a 50% ownership interest in DCP Midstream, LLC, or DCP Midstream, one of the largest natural gas gatherers and processors in the United States, based in Denver, Colorado.

Our natural gas pipeline systems consist of approximately 19,100 miles of transmission pipelines. Our proportional throughput for our pipelines totaled 3,987 trillion British thermal units, or TBtu, in 2009, compared to 3,733 TBtu in 2008 and 3,642 TBtu in 2007. These amounts include throughput on wholly owned U.S. and Canadian pipelines and our proportional share of throughput on pipelines that are not wholly owned. Our storage facilities provide approximately 285 billion cubic feet of storage capacity in the United States and Canada.

Our Principal Executive Offices

Our corporate headquarters are located at 5400 Westheimer Court, Houston, Texas 77056. We were incorporated in 2006 and are a Delaware corporation. Our telephone number is (713) 627-5400.

RISK FACTORS

An investment in the securities involves risks. Before purchasing any securities we offer, you should carefully consider the “Risk Factors” set forth in Item 1A in our Annual Report on Form 10-K filed on February 25, 2010, together with the other information in this prospectus, any applicable prospectus supplement, and the documents that are incorporated by reference in this prospectus, about risks concerning the securities, before buying any securities. See also “Cautionary Statements Regarding Forward-Looking Statements” in this prospectus.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of securities sold by us for general corporate purposes, which may include acquisitions, repayment of debt, capital expenditures and working capital. When a particular series of securities is offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that the securities are sold by a selling securityholder.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the common stock, preferred stock and warrants (the “Securities”) that we may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is subject in all respects to the applicable provisions of the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation, referred to herein as our “certificate of incorporation,” and our amended and restated by-laws, referred to herein as our “by-laws.”

General

The total number of authorized shares of our capital stock is one billion shares of common stock, par value $0.001 per share, and 22 million shares of preferred stock, par value $0.001 per share.

Common Stock

The holders of our common stock are entitled to one vote per share. Directors are elected by a plurality of the votes cast by shares entitled to vote. Other matters to be voted on by our shareholders must be approved by a majority of the votes cast on the matter by the holders of common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock. Approval of an amendment to our certificate of incorporation, a merger, a share exchange, a sale of all our property or a dissolution must be approved by a majority of all votes entitled to be cast by the holders of common stock, voting together as a single voting group. Holders of our common stock will not have the right to cumulate votes in elections of directors.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to their proportionate share of any assets in accordance with each holder’s holdings remaining after payment of liabilities and any amounts due to other claimants, including the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert or exchange their common stock into any other securities. No redemption or sinking fund provisions will apply to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock will share equally on a per share basis in any dividend declared by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without shareholder approval, to issue up to 22 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without shareholder approval. No shares of preferred stock are currently outstanding and we have no present plan to issue any shares of preferred stock.

Business Combinations

We are governed by Section 203 of the DGCL. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; or

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, by the affirmative vote of at least 66  2/3% of the outstanding voting stock that is not owned by the interested shareholder. The shareholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of shareholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested shareholder; or

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any of its stock to the interested shareholder; or

•

any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested shareholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation; or

•

an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although the shareholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption.

Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the shareholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder.

Shareholder Action; Special Meetings

Our certificate of incorporation provides that shareholder action only can be taken at an annual or special meeting of shareholders except that shareholder action by written consent can be taken if the consent is signed by all the holders of our issued and outstanding capital stock entitled to vote thereon. Our by-laws provide that, except as otherwise required by law, special meetings of the shareholders can only be called by the chairman of our board or by a majority of our directors by resolution.

Quorum at Shareholder Meetings

The holders of not less than a majority of the shares entitled to vote at any meeting of the shareholders, present in person or by proxy, shall constitute a quorum at all shareholder meetings.

Shareholder Proposals

At an annual meeting of shareholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of shareholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the directors (or any duly authorized committee of the board of directors) or properly brought before the meeting by a shareholder.

To be timely, a shareholder’s notice of business to be brought before the meeting must be delivered to or mailed and received at our principal executive offices not less than 90 nor more than 120 calendar days prior to the date of the immediately preceding annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or 60 days after the anniversary of the prior annual meeting, the shareholder’s notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

A shareholder’s notice must set forth, among other things, as to each matter the shareholder proposes to bring before the meeting:

•	a brief description of the business proposed to be brought before the meeting and the reason for conducting such business;

•	the name and record address of such shareholder;

•	the class or series and number of shares that are owned of record and beneficially by the shareholder proposing the business; and

•	if a such shareholder intends to solicit proxies in support of such proposal, a representation to such effect.

Similarly, at a special meeting of shareholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our board or otherwise properly brought before the meeting by or at the direction of the board.

Nomination of Candidates for Election to Our Board

Under our by-laws, only persons who are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the shareholders by or at the direction of our board or a committee of our board, or properly nominated by a shareholder. To properly nominate a director, a shareholder must:

•	be a shareholder of record on the date of the giving of the notice for the meeting;

•	be entitled to vote at the meeting; and

•	have given timely written notice of the business to our secretary.

To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 nor more than 120 calendar days prior to the date of the immediately preceding annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or 60 days after the anniversary of the prior annual meeting, the shareholders notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In the event of a special meeting, to be timely a shareholder’s notice must be received not earlier than 90 days prior nor later than 60 days prior to such meeting, or ten business days following public announcement of the date of the special meeting.

To be in proper written form, such shareholder’s notice must include, among other things,

•	the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

•

a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•

a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

•

such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated, by the Board;

•	the consent of each nominee to serve as a director if so elected; and

•	if the stockholder intends to solicit proxies in support of such stockholder’s nominee(s), a representation to that effect.

Amendment of By-laws

Except as otherwise provided by law, our certificate of incorporation or our by-laws, our by-laws may be amended, altered or repealed at a meeting of the shareholders provided that notice of such amendment, alteration or appeal is contained in the notice of such meeting or a meeting of our board of directors.

All such amendments must be approved by either the holders of a majority of the common stock or by a majority of the entire board of directors then in office.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock, requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of our certificate of incorporation relating to:

•	appointment of directors to fill vacancies; or

•	amendment of the certificate of incorporation;

requires approval by the affirmative vote of 80% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Common stockholders generally are not entitled to vote on any amendment to the certificate of incorporation that relates to the terms of one or more outstanding classes of preferred stock.

Provisions that Have or May Have the Effect of Delaying or Prohibiting a Change in Control

Under our certificate of incorporation, our board of directors has the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or any series of any class of the preferred stock. The certificate of incorporation also provides that a director only may be removed from office for cause and only by an affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of all classes entitled to vote. However, subject to applicable law, any director elected by the holders of any series of preferred stock may be removed without cause only by the holders of a majority of the shares of such series of preferred stock.

Our certificate of incorporation requires an affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes entitled to vote generally in the election of directors, voting together as a single class, to amend, alter or repeal provisions in the certificate of incorporation which relate to the number of directors and vacancies and newly created directorships.

Our certificate of incorporation provides that any action required to be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice only if consent in writing setting forth the action to be taken is signed by all the holders of our issued and outstanding capital stock entitled to vote in respect of such action.

Our by-laws provide that, except as expressly required by the certificate of incorporation or by applicable law, and subject to the rights of the holders of any series of preferred stock, special meetings of the shareholders or of any series entitled to vote may be called for any purpose or purposes only by the Chairman of the board of directors or by the board of directors. Shareholders are not entitled to call special meetings.

The provisions of our certificate of incorporation and by-laws conferring on our board of directors the full authority to issue preferred stock, the restrictions on removing directors elected by holders of preferred stock or for cause, the supermajority voting requirements relating to the amendment, alteration or repeal of the provisions governing the number of directors and filling of vacancies and newly created directorships, the requirement that shareholders act at a meeting unless all shareholders agree in writing, and the inability of shareholders to call a special meeting, in certain instances could have the effect of delaying, deferring or preventing a change in control or the removal of existing management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

NYSE Listing

Our shares of common stock are listed on The New York Stock Exchange, Inc. and trade under the ticker symbol “SE.”

DESCRIPTION OF WARRANTS

We may issue warrants to purchase equity securities. Each warrant will entitle the holder of warrants to purchase for cash the amount of equity securities, at the exercise price stated or determinable in the prospectus supplement, for the warrants. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

The securities may be sold in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to purchasers or to a single purchaser;

•	through agents (or remarketing agents, in the case of a remarketing); or

•	through a combination of any such methods of sales.

The applicable prospectus supplement will describe the terms under which the securities are offered, including:

•	the names of any underwriters, dealers or agents;

•	the purchase price and the net proceeds from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed, re-allowed or paid to dealers.

Any underwriters or dealers may from time to time change any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

If underwriters participate in the sale of the securities, those underwriters will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale.

Unless we state otherwise in the applicable prospectus supplement, the obligations of any underwriter to purchase the securities will be subject to conditions, and the underwriter will be obligated to purchase all the securities offered, except that in some cases involving a default by an underwriter, less than all of the securities offered may be purchased. If the securities are sold through an agent, the applicable prospectus supplement will state the name and any commission that may be paid to the agent. Unless we state otherwise in the prospectus supplement, that agent will be acting on a best-efforts basis for the period of its appointment.

Underwriters, dealers acting as principals and agents participating in a sale of the securities may be deemed to be underwriters as defined under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Agents and underwriters may be entitled to indemnification against certain civil liabilities, including liabilities under the Securities Act, under agreements entered into with us.

Underwriters and their affiliates may engage in transactions with, and, from time to time, perform services for, us or our affiliates in the ordinary course of their business.

The securities may or may not be listed on a national securities exchange.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and unless otherwise indicated in the applicable prospectus supplement, the validity of those securities will be passed upon for Spectra Energy by Reginald D. Hedgebeth, General Counsel of the Registrant, or Skadden, Arps, Slate, Meagher & Flom LLP, Washington, District of Columbia. As of February 15, 2010, Mr.  Hedgebeth beneficially owned 6,022 shares of our common stock.

EXPERTS

The consolidated financial statements, the related financial statement schedule of Spectra Energy Corp and subsidiaries incorporated in this Prospectus by reference from Spectra Energy Corp’s Annual Report on Form 10-K dated February 25, 2010, and the effectiveness of Spectra Energy Corp’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which (1) expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs related to the adoption of ASC 810-10-65, Consolidations—Overall—Transition (previously SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) effective January 1, 2009, the adoption of ASC 740-10, Income Taxes—Overall (previously FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109) in 2007, and the completion of the spin-off of Spectra Energy Corp from Duke Energy Corporation on January 2, 2007, all discussed in Note 1), and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting ). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of DCP Midstream, LLC and subsidiaries, incorporated in this prospectus by reference from Amendment No. 1 to Spectra Energy Corp’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expressed an unqualified opinion and included an explanatory paragraph concerning the retrospective adjustments related to the adoption of ASC 810, Consolidation, as it pertains to noncontrolling interests), which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

12,800,000 Shares

Spectra Energy Corp

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

Barclays

UBS Investment Bank

Citigroup

J.P. Morgan

December 11, 2012